Sub-Item 77Q1(b):
Copies of the text of
any proposal described
in answer to sub-item
77D
Restrictions on Short
Sales.  A Fund will not
short sell a security
if....the market value of
the securities of any
single issuer that have
been sold short by a
Fund would exceed 2%
of the value of a Fund's
net assets with regard
to the Old Mutual
Copper Rock Emerging
Growth Fund and Old
Mutual International
Equity Fund, or 3% of
the value of a Fund's
net assets with regard
to the Old Mutual
Analytic Fund....